Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

March 18, 2025

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Vanessa Robertson

Re:	Global Health Solutions, Inc. Offering Statement on Form 1-A Filed January 31, 2025 File No. 024-12562

Dear Ms. Robertson:

This letter is submitted on behalf of our client, Global Health Solutions, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed January 31 2024, as amended.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated March 17, 2025; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors

Risks Related to The Pharmaceutical and Medical Device Business. Our business is dependent on the successful development..., page 4

1.	Comment: In light of your revised disclosure on page 24, please revise here and throughout where appropriate to clarify, if true, that you are not currently conducting any human clinical trials and that you have not yet submitted an IND for your Hexagen drug product candidates. By way of example and not limitation:

•	Revise your statement that you have "two developed pharmaceutical/drug candidates at the clinical stage of development" on page 4.
•	Revise the reference to "ongoing clinical trials" on page 7.
•	Revise page 20 to clarify that your clinical development of the Hexagen formula as new drug will require an IND in order to commence clinical trials. Similarly, revise the "clinical stage" column of the table on page 20 to indicate that the Hexagen product candidates for Moderate-Severe Eczema and for Onychomycosis are in the preclinical, IND-enabling stage.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Use of Proceeds, page 18

2.	Comment: We note your response to prior comment 2, which we reissue in part. With reference to your going concern disclosure in your financial statements, please disclose how long you expect the proceeds from this offering to fund your operations if you sell 100%, 75%, 50% or 25% of the total amount of shares offered.

Response: We have revised our disclosure in accordance with the Staff’s comments.

3.	Comment: We note you have added the following new footnote to the Use of Proceeds table on page 18: "(3) Does not include the full cost of the Phase 3 trial." In this regard, please revise to mark the table in the appropriate place(s) to identify the corresponding disclosure to which footnote 3 relates.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Our Business, page 19

4.	Comment: We note your response to prior comment 4 which we reissue in part. Please revise to disclose when you received the following FDA 510(k) clearances:

•	K171191 (Hexagen as a medical device for the management of eczematous skin and the symptoms relating to eczema); and
•	K183681 ('Xeal' porous gauze combination product as a medical device for use on post-surgical wounds).

Response: We have revised our disclosure in accordance with the Staff’s comments.

5.	Comment: We note your response to prior comment 5 and revised disclosures and re-issue in part. Please revise to disclose whether, and if so when, you have applied for FDA clearance for Flex and the type of FDA medical device clearance you have sought or plan to seek.

Response: We have revised our disclosure in accordance with the Staff’s comments.

6.	Comment: We note your references to your agreement(s) with MiMedx. Please revise to describe the material terms of the MidMedx agreement(s) including the rights and obligations of the parties, term and termination provisions and payment terms, including applicable royalty rates or a range not to exceed 10 percentage points.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Government Regulation, page 21

7.	Comment: We note your response to prior comment 8, which we reissue. Please expand your disclosure to briefly describe the FDA regulations and processes that apply or may apply to your development of each of medical device, drug and/or biologic product candidates. Your disclosure should describe the FDA review and approval procedures by material stage, as well as any material post-marketing requirements.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Notes to Consolidated Financial Statements (Unaudited)

5. Licensing Agreements, page F-9

8.	Comment: Please clarify your revised disclosure in this note and in the Liquidity and Capital Resources section on page 24 to explain what the next milestone relates to and the specific performance obligations. Also expand your disclosure to quantify the development and sales-based milestones related to the license agreement that you reference on page 20. Include a similar footnote in your notes to the audited financial statements.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Exhibits

9.	Comment: Please obtain and file an updated consent from your independent auditor.

Response: We have revised our disclosure in accordance with the Staff’s comments.

The changes reflected in this Amendment have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks